FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June, 1999


                   GOLDEN OCEAN GROUP LIMITED
         (Translation of registrant's name into English)

                      P.O. Box 265, Suite 6
                  Tower Hill House, Le Bordage
             St. Peter Port, GY1 3QU Channel Islands

            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X





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                   GOLDEN OCEAN GROUP LIMITED
                QUARTERLY REPORT 31st MARCH, 1999

                      CHAIRMAN'S STATEMENT

This statement accompanies Golden Ocean Group Limited's report for the first quarter of 1999. The unaudited financial statements show a profit for the first quarter of $5.6 million compared to a loss in the first quarter of 1998 of $1.8 million. The main contribution to this improvement comes from a foreign exchange gain of $13.3 million as the yen weakened against the dollar from yen 112.8 at the year-end to yen 118.4 at March 31, 1999. During the first quarter of 1999 we took delivery of two VLCCs, the Golden Victory and the joint venture owned New Circassia. We also took delivery of a Panamax bulk carrier, the Golden Disa and of the Handymax Cos Hero. With a total tonnage of three million tons deadweight, almost double on a year ago, Golden Ocean Group Limited now has one of the largest and most modern fleets in the world, under independent ownership. The New Circassia has been placed on bareboat charter to Hong Kong Ming Wah Shipping Company for one year with an option for a further year. The sister vessel Pacific Lagoon, due for delivery at the end of June, also owned by a joint venture company, has fixed on a one-year time charter. Arrangements to charter the VLCC (hull number 1618) due for delivery from Kawasaki Heavy Industries in August have been finalised. The vessel will be named 'Opalia' and will be bareboat chartered to Shell for a minimum period of two years.

We have taken action in South Africa to prevent the dismemberment of Safmarine, one of our most important charterers, to whom we have six bulk carriers on twelve year time charter. This follows the sale by Safmarine of its container liner business to A P Moller and the planned intention of distributing the $200 million net sales proceeds to Safmarine's shareholders. Our claim is due to be heard before the court on September 6th. In the meanwhile the court has ruled that $200 million may not be disposed of and ordered that $25 million of the money be placed in an escrow account.

The key challenges facing the Company are to arrange finance for the remaining VLCCs to be delivered in 1999 and to deal with the interest payments due to Senior Note Holders from 2000 onward. The two are not unconnected. We intend to have meetings with the Note Holders commencing June 16th to negotiate a more viable capital structure for the Company. The effects of the Asian crisis that started in the second half of 1997 are now receding. We continue to believe that with some of the best quality assets



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in the shipping industry Golden Ocean Group has a robust and profitable future.

















































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 Management's Discussion and Analysis of Financial Condition and
                     Results of Operations.

General

The Group is an international owner, operator and manager of VLCCs and dry-bulk carriers. The Group focuses on long-term chartering of newbuilding vessels.

Fleet Review

A fleet list is included in this report. The Group has a delivered fleet of seventeen ships, comprising ten dry-bulk vessels and seven VLCCs. It has on order eleven VLCCs and two dry cargo vessels and has options to purchase a further seven VLCCs ordered by the parent company Golden Ocean Limited. Of the delivered fleet, two existing VLCCs and two dry cargo vessels are owned by Joint Ventures. One VLCC newbuilding is owned by a Joint Venture.

In the first three months of 1999 there were four additions to the fleet. In January, the third of the Group's double-hulled VLCCs, the Golden Victory was delivered. This vessel has been placed on a seven-year time charter to NYK. The Group also took delivery of the Handymax Cos Hero in January which has been fixed on bareboat charter to COSCO (Singapore) Pte. Ltd. for fifteen years. In March, the Group took delivery of the Panamax Golden Disa which has been fixed on a time charter to Safmarine for twelve years and the VLCC New Circassia which has been placed on a bareboat charter to Hong Kong Ming Wah Shipping Co. for one year. The New Circassia is owned by a Joint Venture.

Results of Operations for the quarter ended March 31, 1999 compared to the quarter ended March 31, 1998.

Operating revenues

Net operating revenues (charter income less brokers' commissions) for the quarter ended March 31, 1999 were $19.2 million compared with $9.3 million for the quarter ended March 31, 1998. This increase resulted from the expansion of the fleet. Between April 1, 1998 and March 31, 1999, the wholly owned fleet increased from eight to thirteen vessels. Available operating days of 1,075 days were 88% higher in the first quarter of 1999 than in the first quarter of 1998 (571 days). Total off hire for the first three months of 1999 amounted to 1 day compared with 4 days for the same period in 1998. Total operating revenues for the quarter ended March 31, 1999 increased by 107% to $21.3 million



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compared with $10.3 million for the quarter ended March 31, 1998, primarily due to the expansion of the fleet.

Share of earnings of Joint Ventures

The Company's share of earnings of Joint Ventures for the quarter ended March 31, 1999 was $2.1 million compared with $0.5 million for the same period in 1998.
Net operating revenues of the Joint Ventures grew by 70% to $5.1 million in the quarter ended March 31, 1999 compared to $3.0 million in the quarter ended March 31, 1998. This increase in revenues resulted from the expansion of the Joint Venture owned fleet between April 1, 1998 and March 31, 1999 from two to four vessels and from improved earnings of the Golden Fountain. The Golden Fountain achieved time charter equivalent earnings of $36,800 per day from voyage charters in the first three months of 1999 compared to time charter earnings of $30,000 per day in the same period in 1998. The Group's currently operating Joint Ventures are the owning companies of the Golden Fountain and New Circassia, both VLCCs, and the owning companies of the Golden Daisy and Golden Rose, both Handymaxes.

Operating expenses

Vessel operating costs, which include crew wages and expenses, insurance, lubricating oils, stores and spares, repairs and maintenance, increased by 50% to $3.3 million for the quarter ended March 31, 1999 compared with $2.2 million for the quarter ended March 31, 1998. Vessel operating costs amount to 17% of net operating revenues for the period. This compares with 24% for the same period in 1998. The reduction in vessel operating costs as a proportion of net operating revenues is a reflection of the Group chartering a higher proportion of its vessels on bareboat rather than time charters. As at March 31, 1999, three wholly owned VLCCs and one dry-bulk carrier were on bareboat charters. At the same date a year previously, there were two VLCCs on bareboat charters. The Group does not bear operating costs for vessels under bareboat charter apart from some sundry insurance costs.

Due to the expansion the fleet, depreciation expense increased by 100% to $6.6 million for the quarter ended March 31, 1999 compared with $3.3 million for the quarter ended March 31, 1998.

Administrative expenses were $2.7 million for the quarter ended
March 31, 1999, and were $1.8 million for the quarter ended March
31, 1998. Administrative expenses principally cover expenses of the subsidiary agents of the Group in London and Tokyo and



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affiliated agents of the Group in Hong Kong, Shanghai, and
Vancouver, together with audit, administrative and legal fees for the Group. Where affiliated agents have been used, these costs have been charged to the Group on an actual cost basis. Administrative expenses for the quarter include an exceptional charge of $1.0 million payable on the appointment of Chase Securities Inc. as financial advisors to the Group.

Primarily as a result of these developments, total operating expenses increased by 71% to $13.2 million for the quarter ended
March 31, 1999 compared with $7.7 million for the quarter ended
March 31, 1998.

Net operating income

As a result of the foregoing factors, net operating income increased by 224% to $8.1 million for the quarter ended March 31, 1999, compared with $2.5 million for the quarter ended March 31, 1998. EBITDA for the quarter ended March 31, 1999 was $13.2 million, compared with $6.7 million for the quarter ended March 31, 1998, an increase of 97%.

Other income/expenses

Foreign exchange gains for the quarter ended March 31, 1999 were $13.3 million compared with $4.5 million for the quarter ended March 31, 1998. The foreign exchange gains were due principally to the appreciation of the Dollar against the Yen since the year-end. At March 31, 1999, the exchange rate had risen to Yen 118.4 per $1 from Yen 112.8 per $1 at December 31, 1998, an appreciation of 5% in the quarter.

Interest income, mainly from escrow funds held as security for the Senior Notes and from the uninvested portion thereof, amounted to $0.7 million in the quarter ended March 31, 1999.

Interest expense increased by 64% to $16.2 million as compared with $9.9 million for the quarter ended March 31, 1998, primarily due to the issuance of the Senior Notes. The interest expense for the quarter ended March 31, 1999 represents an average interest cost of 5.1% on interest bearing secured loans and capital leases and an overall interest expense cost of 9.6% on all debt including the Senior Notes. Interest expense for the quarter ended March 31, 1998 represented an average interest cost of 4.3% on interest bearing secured loans and capital leases and an overall interest expense cost of 8.5% on all debt including the Senior Notes.




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Net income

As a result of the foregoing, net income was $5.6 million for the quarter ended March 31, 1999, compared to a loss of $1.8 million for the quarter ended March 31, 1998.

Outlook for Current Year

As all delivered vessels in the wholly owned fleet are on time or bareboat charter, some of the constituent factors of net operating income are relatively predictable. With the heavy cost of servicing the Senior Notes, a loss for the full year is expected. However, the results in the latter quarters in the year to December 31, 1999 will vary from those in the first three months due to among other factors the following:

(a) The Yen has depreciated against the Dollar from Yen 112.8 per $1 at December 31, 1998 to Yen 118.4 per $1 at March 31,
    1999. Future changes in the exchange rate of Yen to Dollars will affect the Company's result of operations.

(b) The Joint Venture owned Golden Fountain is currently employed in the voyage charter market. Fluctuations in the market rate for voyage charters of VLCCs will affect the results of operations of this vessel. Management continues to monitor market conditions for favourable time charter opportunities.

(c) The Channel Alliance is expected to redeliver on expiry of its current charter in August and will commence a new five year time charter to Bocimar at a daily rate of $13,750 plus
    50% of any profit made on subcharters of the vessel.

(d) The second and subsequent quarters will have the full benefit of the earnings of the Golden Victory (delivered January 7, 1999), Cos Hero (delivered January 12, 1999) and Golden Disa (delivered March 19, 1999) and a 50% share of earnings of the Joint Venture owned New Circassia (delivered March 24, 1999). Later quarters are expected to benefit also from the earnings of a further five VLCCs and one dry-bulk carrier which are scheduled for delivery later in the year. Scheduled delivery dates are shown in the fleet list included in this report.

Liquidity and Capital Resources

Total shareholders equity at March 31, 1999 was $60.4 million
compared to $54.8 million at December 31, 1998   .  The increase
was due to the net profit for the quarter of $5.6 million.




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Long term debt as of March 31, 1998 consists of $241.0 million of
10% Senior Notes on an accreted value basis and $547.6 million of long term secured debt and obligations under capital leases.

At March 31, 1999, the Company had cash and cash equivalents of $10.7 million compared with $8.5 million at December 31, 1998. This included restricted or escrow cash of $5.4 million at March 31, 1999 and $4.9 million at December 31, 1998. Management believes that it will be able to enter into long term charters for each of the remaining uncharted VLCC newbuildings and that on the strength of these charters it will be able to arrange long term financing. Since release of the company's annual report, arrangements have been made for the charter of the next newbuilding VLCC, the Pacific Lagoon, which is due for delivery in June. This vessel will be fixed on a one-year time charter at $24,100 per day plus 40% of sub-charter earnings above $28,000 per day. The Joint Venture owning company will reimburse 50% of the charterer's losses on sub-charters of the vessel subject to a maximum claim of $1,250 per day. This vessel has committed financing sufficient to pay the remaining instalments due to the shipyard. Management is now focusing on arranging suitable long-term charters for the unfinanced VLCCs to be delivered in 1999, the first two of which are due for delivery in July and September.



























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            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
                         CONSOLIDATED BALANCE SHEETS
                           (EXPRESSED IN US$'000)

                                                      March 31    December 31
                                                        1999         1998

                                   ASSETS

CURRENT ASSETS

Cash and cash equivalents                               10,720         8,487
Inventories                                                616           549
Trade accounts receivable                                   33            27
Prepaid expenses and other accounts receivable           2,832         1,358
Short term investments                                  14,375        28,747
------------------------------------------------------------------------------
Total current assets                                    28,576        39,168

Vessels owned, net                                     517,524       420,889
Vessels under capital lease, net                       133,559       107,898
Vessels under construction                             111,520       132,276
Options to purchase vessels                             48,654        48,654
Investment in joint ventures                             3,484         1,382
Loans to joint ventures                                 23,781        23,012
Goodwill, net                                           18,245        18,439
Deferred note issue costs, net                           8,082         8,917
------------------------------------------------------------------------------
Total assets                                          $893,425      $800,635
------------------------------------------------------------------------------

                    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term debt                    26,596        23,050
Obligations under capital leases                         7,634         6,524
Trade accounts payable and accrued expenses              5,614         3,765
Note interest payable                                    2,428         9,713
Time charter income received in advance                  2,496         1,949
Amounts due to related parties                             236           237
Drydocking and special survey provisions                 1,188         1,045
------------------------------------------------------------------------------
Total current liabilities                               46,192        46,283

Other loans                                             13,515        13,262
Long term debt                                         392,375       324,527
Obligations under capital leases                       121,032       104,893



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Notes payable                                          241,043       236,372
Amounts due to shareholder                              17,828        19,820
Drydocking and special survey provisions                   917           611
------------------------------------------------------------------------------
Total liabilities                                      832,902       745,768

Minority interest                                          140            41

SHAREHOLDERS' EQUITY

Share capital                                               -             -
Additional paid in capital                              63,661        63,661
Retained deficit                                        (3,278)       (8,835)
------------------------------------------------------------------------------
Total shareholder's equity                              60,383        54,826
------------------------------------------------------------------------------
Total liabilities and shareholders' equity            $893,425      $800,635
------------------------------------------------------------------------------

































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            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                           (EXPRESSED IN US$'000)

                                              3 months          3 months
                                                ended             ended
                                              March 31, 1999    March 31, 1998
OPERATING REVENUES

Charter income                                 19,416            9,369
Brokers' commission                              (187)            (112)
Share of earnings/(losses) of joint ventures    2,102              528
Interest on direct financing sub-lease             -               499
------------------------------------------------------------------------------
Total operating revenue                        21,331           10,284

OPERATING EXPENSES

Vessel operating costs                          3,302            2,202
Administrative expenses                         2,718            1,752
Depreciation and amortisation expense           6,574            3,323
Amortisation of goodwill                          195              195
Drydocking and special survey costs               436              263
------------------------------------------------------------------------------
Total operating expenses                       13,225            7,735
------------------------------------------------------------------------------
Net operating income                            8,106            2,549

OTHER INCOME (EXPENSES)

Foreign exchange gain                          13,309            4,476
Interest income     653                         1,112
Interest expense   (16,207)                    (9,937)
Other income (expenses)                          (205)               -
------------------------------------------------------------------------------
Net other income (expense)                     (2,450)          (4,349)
------------------------------------------------------------------------------
Net income/(loss) before minority interest      5,656           (1,800)

Minority interest                                 (99)               -
------------------------------------------------------------------------------

Net income/(loss)                               5,557           (1,800)
------------------------------------------------------------------------------
Retained earnings/(deficit) at beginning
of the period                                  (8,835)          61,578
------------------------------------------------------------------------------
Retained earnings/(deficit) at end of the



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period                                         (3,278)         $59,778
------------------------------------------------------------------------------

ADDITIONAL FINANCIAL INFORMATION

EBITDA                                         13,221            6,650
Ratio of earnings to fixed charges               1.09             0.60
EBITDA to interest expense, net                  0.82             0.67











































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            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (EXPRESSED IN US$'000)

                                              3 months          3 months
                                                ended             ended
                                              March 31, 1999    March 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                              5,557        (1,800)
Adjustments to reconcile net income to net
cash provided by operating activities:
    Foreign exchange gain                             (13,309)       (4,476)
    Depreciation and amortisation expense               6,574         3,323
    Share of earnings of joint ventures                (2,102)         (528)
    Amortisation of note discount                       4,671         3,418
    Amortisation of goodwill                              195           195
    Amortisation of deferred note issue costs             836           702
    Interest receivable on loans to joint ventures       (107)            -
    Minority interest                                      99             -
    Net change in:
         Inventories                                      (67)          (69)
         Trade accounts receivable                         (6)          (31)
         Prepaid expenses and other
          accounts receivable                          (1,671)       (2,157)
         Trade accounts payable
          and accrued expenses                          2,102         1,075
         Note interest payable                         (7,284)       (4,238)
         Accrued profit share                               -        (6,243)
         Time charter income received in advance          547           804
         Drydocking and special survey provisions         448           264
------------------------------------------------------------------------------
Net cash used in by operating activities               (3,517)       (9,761)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to joint ventures                                  (661)         (993)
Payments received on direct financing sub-lease             -           506
Additions to vessels under construction              (108,116)      (97,237)
Proceeds from sale of vessels                               -        40,000
Payments to acquire pledged investments                     -       (13,646)
Proceeds from redemption of investments                14,569        10,000
------------------------------------------------------------------------------
Net cash used in investing activities                 (94,208)      (61,370)

CASH FLOWS FROM FINANCING ACTIVITIES




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Proceeds from long term debt                          108,760        90,266
Repayment of long term debt                            (5,088)       (1,809)
Payment of capital lease obligations                   (1,721)      (27,514)
Amounts due to related party                               (1)         (208)
Repayments to shareholder                              (1,992)       (3,649)
Proceeds of note issue                                      -        69,140
Payments for deferred note issue costs                      -        (2,814)
------------------------------------------------------------------------------
Net cash provided by financing activities              99,958       123,412
------------------------------------------------------------------------------
Net increase in cash and cash equivalents               2,233        52,281
Cash and cash equivalents at beginning of period        8,487         6,419
------------------------------------------------------------------------------
Cash and cash equivalents at end of period            $10,720       $58,700
------------------------------------------------------------------------------




































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                                 SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         GOLDEN OCEAN GROUP LIMITED
                                (registrant)



Dated:  June 22, 1999                  By:  /s/Fred W.Y. Cheng

         Fred W.Y. Cheng

         Chairman































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